FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

AMS HOMECARE INC. (File #000-50109)

1360 Cliveden Avenue, Delta, B.C., V3M 6K2

(Address of principal executive offices)

Attachments:

1.

News Release dated March 09, 2005

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

AMS HOMECARE INC.

(Registrant)

Date: March 09, 2005

By:

“Harj Gill”

 Harj Gill

Its:       CEO

(Title)

March 09, 2005

SECURITIES AND EXCHANGE COMMISSION                       VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

AMS HOMECARE INC. - (File #000-50109)

Form 6-K

On behalf of AMS Homecare Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

AMS HOMECARE INC.

“Harj Gill”

per:

Harj Gill

CEO

Enclosures

News Release dated March 09, 2005

cc:

At The Company:

At The Investor Relations Company, Chicago:

Daryl Hixt, Corporate Communication

Mike Arneth or Woody Wallace

604-273-5173 ext 121

847-296-4200

ir@amshomecare.com

marneth@tirc.com or wwallace@tirc.com

FOR IMMEDIATE RELEASE

AMS HOMECARE EXPECTS INCREASES IN REVENUE

FOR FOURTH QUARTER, FISCAL YEAR

  Company Anticipates It Will Be Profitable for the Year

  First Quarter of New Year Projected to Be Strong and Profitable

Vancouver, British Columbia, March 9, 2005 -- AMS Homecare Inc. (OTCBB: AHCKF) said today that it expects to report increases in revenues for the fourth quarter and fiscal year ended February 28, 2005 when it reports financial results.  Revenue for the fourth quarter is expected to rise by seven percent.  For the fiscal year the company expects revenue to be up in the range of 24 percent.  As usual, AMS will report a loss in the seasonally slower fourth quarter but it expects to report a profit for the fiscal year as a whole.

“We said in previous statements that we expected to achieve a significant increase in revenue in fiscal 2005 and that we would be profitable for the year.  Although results for the year are still being finalized, we believe we will meet those expectations.  We also expect to maintain our momentum into the first quarter of the new fiscal year, which we also expect to be profitable,” said Harj Gill, chief executive officer.

Gill said it has been a goal of AMS Homecare to diversify its product offerings and to reduce the seasonality of revenue. “The anticipated increase in fourth quarter revenue will demonstrate the progress we’ve made in this area.  Sales of products other than scooters have steadily increased and now represent approximately 16 percent of revenue, compared with 14 percent at the end of fiscal 2004 and only five percent the year before that.”

“The anticipated seven percent revenue growth in the fourth quarter should allow us to report an increase in revenue for the year in the range of 24 percent to about $US4.0 million, from $US3.2 million a year ago.” Gill added.

Gill said it is proceeding with development of its first retail store featuring products for the elderly and disabled.  It has signed a lease that takes effect on April 1, 2005 for a location in suburban Seattle.  It has the necessary staff in place to develop the initial location and will continue its efforts to identify additional locations.

Gill also stated that AMS’ new business unit, Integrated Emergency Response Systems, is beginning to generate revenues and is expected to be a contributor to both revenues and earnings as the new fiscal year proceeds. IER is a system that provides remote diagnostics and monitoring equipment and services for senior and health care facilities.

IER has introduced new software containing enhanced features and will be rolled out by the end of March.

About AMS Homecare

Founded in 1989, AMS Homecare (http://www.amshomecare.com) is a successful purveyor of mobility equipment, durable and disposable medical products and patient monitoring technology that is recognized for its innovation, quality and style. With a base of 300-plus dealer customers in Canada, the company is moving forward to strengthen its foundation and to build an organization capable of serving the independence needs of the aging populations in Canada and the United States.

Statements contained in this news release relating to AMS Homecare that are not historical facts are “forward-looking” under the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties, including, but not limited to: the company’s ability to maintain strong relationships with its primary supplier and key dealers; the effects of competition from companies with greater resources; changes in manufacturers’ distribution channels; fluctuations in foreign currency; the level of government reimbursement for users as well as other government regulations; the company’s ability to retain key personnel; and, its ability to secure financing, notably to support its expansion into the U.S. market. These risks and uncertainties and others are enumerated in the company’s most current filed Annual and Interim Reports and could cause actual results to differ materially from those projected or implied in the forward-looking statements. Except for the company's continuing obligation to disclose material information under federal securities law, it is not obligated to update its forward-looking statements.

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